DESIGN THERAPEUTICS, INC.

6005 Hidden Valley Road, Suite 110

Carlsbad, CA 92011

March 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeanne Bennett
Vanessa Robertson
Kasey Robinson
Jeffrey Gabor

Re:	Design Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-253954)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Design Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on March 25, 2021, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request. The Company hereby authorizes each of Kenneth J. Rollins and James Pennington of Cooley LLP, counsel to the Company, to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Kenneth J. Rollins of Cooley LLP at (858) 550-6136, or in his absence, James Pennington of Cooley LLP at (858) 550-6029.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Design Therapeutics, Inc.

/s/ João Siffert, M.D.

By:	João Siffert, M.D.
Title:	President and Chief Executive Officer